Exhibit 99.5

Published 2 Oct 2023

FAQs REGARDING THE SHARE CONSOLIDATION, TERMINATION OF THE
ADS PROGRAM AND EURONEXT DE-LISTING FOR REPOSITIONING ON
NASDAQ

Set forth below are frequently asked questions (FAQs) relating to the proposed share consolidation, the termination of the ADS program, the Euronext de-listing and (subject to the approval of the proposed share consolidation and de-listing) the potential process to reposition your shares so that they may be traded on Nasdaq. If you have additional questions relating to the process to reposition your shares, please contact your financial intermediary or custodian. The repositioning shall only become relevant provided the proposed share consolidation and de-listing have been approved by the Company’s extraordinary general shareholders’ meeting.

General

1.	What is the proposed Transaction?

The board of directors (the “Board”) of MDxHealth SA (the “Company”) has determined it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one exchange in the United States. The process for implementing this transition (the “Transaction”) from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares (the “Shares”) on Euronext Brussels to a sole listing of Shares on Nasdaq broadly involves (1) a share consolidation with respect to all outstanding Shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”), after which ten existing Shares will be represented by one new Share, and each ADS will represent one new Share, (2) listing the Shares on Nasdaq, (3) a mandatory exchange under the Company’s ADS Facility as a result of which ADS holders will receive Shares in exchange for their ADSs on the basis of a ratio of one ADS for one Share (the “Mandatory ADS Exchange”), (4) subject to certain formalities, a repositioning of the Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq (the “Market Repositioning”), and (5), following a transition period of at least three weeks after the Mandatory ADS Exchange (the “Transition Period”), the de-listing of the Shares from listing and trading on Euronext Brussels (the “De-Listing”)

In order to implement the Transaction, the Company’s Shareholders must approve the Share Consolidation and the De-Listing. The proposal regarding the De-Listing also contains a number of technical amendments to the Company’s articles of association that allow for the De-Listing. The Board has convened an extraordinary general shareholders’ meeting of the Company to be held on 3 November 2023 to seek approval of these matters (the “EGM”).

2.	What are the reasons for the Transaction?

Reasons for the proposed transition from a dual listing of the Company’s ADSs on Nasdaq and Ordinary Shares on Euronext Brussels to a sole listing of Ordinary Shares on Nasdaq (the “Sole Listing”)

The Board believes that the Sole Listing will yield a number of benefits for the Company, its investors and other stakeholders, as summarized below.

●	A listing on Nasdaq is in line with the Company’s focus on the United States (the “U.S.”). The Company is domiciled and listed as a public company in Belgium, but the Company’s primary commercial focus is in the U.S., where over 95% of its tests are performed and revenues are generated. The Company’s entire executive management team and over 95% of staff are based in or report to the Company’s U.S. headquarters in Irvine, California, or one of the Company’s laboratories in Irvine, California or Plano, Texas. The Company carried out a U.S. IPO of ADSs in 2021, and its ADSs have been trading on Nasdaq since November 2021.

●	Trading on one single market may simplify trading for investors, and could lead to greater liquidity and more efficient pricing and trading activity. By bringing all trading to Nasdaq, the Board believes that this could simplify the trading process for investors and increase liquidity, potentially narrow trading spreads, and improve the overall efficiency of price discovery between buyers and sellers, all of which could further improve the attractiveness of the Shares, and hence lead to improved trading activity of the Shares. Since its February 2023 public offering of ADSs in the U.S., average daily liquidity of the Company’s ADSs on Nasdaq has exceeded by over 3-times the average daily liquidity of Shares on Euronext Brussels.

●	Nasdaq has become a more important source for equity fund raising than Euronext Brussels. Since the U.S. IPO in 2021, the focus on the U.S. as a source for equity funding has only increased in importance, including through the Company’s August 2022 acquisition of the GPS (formerly Oncotype DX GPS) prostate cancer business from Genomic Health, Inc., a subsidiary of Exact Sciences Corporation, a portion of the consideration for which was paid with ADSs, and the Company’s February 2023 public offering of ADSs in the U.S.

●	The legal regime in terms of investor protection will remain similar. Following completion of the Transaction, the legal regime that will apply in terms of transparency and investor protection will remain similar to the regime that applies currently. This particularly applies to the rules regarding the publication of annual and interim financial information, the disclosure of material non-public information, and the disclosure of trading by significant shareholders.

●	The dual listing on Euronext Brussels and Nasdaq has not led to increased liquidity or trading. The trading on Nasdaq and Euronext Brussels takes place in different currencies (U.S. dollars on Nasdaq and EUR on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Belgium). The Company believes that, at times, this has negatively affected the trading prices of the Shares and ADSs on these two markets and that this may have reduced the interest of potential investors to invest in the Company’s Shares or ADSs.

●	The Company incurs substantial compliance costs due to the listing on Euronext Brussels and Nasdaq as well as additional uncertainty due to compliance with both sets of rules. As a result of the listing on both Euronext Brussels and Nasdaq, the Company not only needs to comply with the Belgian legal framework for listed companies, but also with the U.S. listing rules. This entails significant legal, accounting, and other expenses. From time to time, this also may result in uncertainty regarding compliance matters and result in additional costs necessitated by legal analysis of dual legal regimes.

●	The Company may lose its “foreign private issuer” status under U.S. securities laws in the future, which would lead to a further substantial compliance cost increase. On the date hereof, the Company is considered a “foreign private issuer” under U.S. securities laws. In its capacity as a foreign private issuer, the Company is exempt from certain rules under U.S. securities law rules that impose certain disclosure obligations and procedural requirements for proxy solicitations, and for reporting and disclosure requirements for members of the board of directors and important Shareholders with respect to their purchases and sales of the Company’s securities. With the increased focus on the U.S., it is possible that the Company may lose its foreign private issuer status. As result, it would become subject to the same rules as would apply to U.S. listed companies, in addition to the rules to that apply Belgian listed companies, which would lead to a further substantial increase of compliance costs. The loss of foreign private issuer status may also be accelerated by the De-Listing.

●	Shareholders of the Company will be able to trade their Shares on Nasdaq. As a result of the De-Listing, the Shares will no longer be traded on Euronext Brussels after the Transition Period. Holders of Shares currently traded on Euronext Brussels will have, however, the ability, during and after the Transition Period, to reposition their Shares so that they can be traded on Nasdaq. The Company expects that many financial intermediaries will use their discretionary rights (under their terms of service to their clients) to automatically reposition their clients’ shares on their behalf.

2	Frequently Asked Questions - MDxHealth (2 Oct 2023)

For the sake of completeness, the corporate structure and governing company law (Belgian law) of the Company will not change as a result of the proposed Transaction, as set out in the answer to Question 20 below.

Reasons for the Share Consolidation

The Company’s ADSs, which are trading on Nasdaq, currently represent outstanding Shares on a 1-for-10 basis, whereby each ADS represents 10 outstanding Shares. As a result of the Share Consolidation, the ADSs will represent Shares of the Company on a 1-for-1 basis. This will simplify an exchange of the ADSs for Shares upon termination of the ADS program and a Market Repositioning of the Shares to Nasdaq.

Following the Share Consolidation, the Company’s Shareholders will still own the same proportion of the capital of the Company as immediately prior to the Share Consolidation, subject to any fractions of Shares. As set out in the answer to Question 7 below, a process will be put in place so that any fractional interest resulting from such Share Consolidation would entitle the holder of such fractional interest to a cash payment in lieu thereof.

Reasons for the Mandatory ADS Exchange

The Board believes that the Mandatory ADS Exchange will yield a number of benefits for the Company and ADS holders, as outlined below.

●	The Mandatory ADS Exchange is necessary to transition to a Sole Listing of Shares on Nasdaq. As described above, the main purpose of the Transaction is to transition to a Sole Listing of Shares on Nasdaq. In view thereof, the Mandatory ADS Exchange is necessary to complete this process.

●	The annual, transaction-specific and other fees payable by ADS holders will no longer apply. As disclosed in the Company’s securities filings in the U.S., ADS holders incur annual, transaction-specific and other fees under the ADS Facility. By implementing the Mandatory ADS Exchange, which will result in ADS holders receiving Shares in exchange for their ADSs, these fees will no longer apply.

●	The Company’s cost of compliance with the requirements of the ADS Facility will be eliminated. The Company incurs certain costs under the ADS Facility (e.g., in connection with soliciting proxies from ADS holders in the context of Company’s general shareholders’ meeting) which will be eliminated.

3.	What am I being asked to vote on at the EGM?

The Board has convened the EGM to be held on 3 November 2023 to seek the approvals necessary to complete the Transaction. At the EGM, you are being asked to vote on and approve the Share Consolidation and the De-Listing, which proposals also contains a number of technical amendments to the Company’s articles of association that allow for the De-Listing. The agenda and proposed resolutions that are submitted to the EGM can be found on the Company’s website at mdxhealth.com/investors.

3	Frequently Asked Questions - MDxHealth (2 Oct 2023)

Shareholder approval is not required for the Mandatory ADS Exchange and the listing of the Company’s Shares on Nasdaq. However, the Company does not intend to take these actions if its Shareholders do not approve all of the proposals presented at the EGM.

For more information on the proposals that will be submitted to the EGM, see the Special Report, which can be found on the Company’s website at mdxhealth.com/investors.

4.	What is the Board’s recommendation?

The Board considers the Transaction to be in the best interests of the Company, its Shareholders and other stakeholders, considered individually and as a whole. Accordingly, the Board unanimously recommends that you vote “FOR” the proposals as the directors of the Company each intend to do so in respect of their own beneficial holdings of Shares. Your vote is very important. Whether or not you plan to attend the EGM, please take appropriate action to make sure your Shares are represented and voted at the EGM.

5.	How do I attend the EGM and vote?

Further information on date, hour and venue of the EGM, the manner in which the holders of securities issued by the Company can participate in the EGM and vote their Shares is available in the convening notice which can be found on the Company’s website at mdxhealth.com/investors.

6.	When is the expected timeline for the completion of the Transaction?

The Board has convened the EGM to approve the Transaction on 3 November 2023. If the attendance quorum is not met at the EGM on 3 November 2023, the Board will convene a second extraordinary general shareholders’ meeting of the Company to be held on 23 November 2023 (the “Second EGM”), if needed to approve the Transaction. If the Transaction is approved by the Company’s Shareholders at either EGM, it is anticipated that the Company will implement the Share Consolidation approximately 9 trading days following such approval. Shortly following the effective date of Share Consolidation, the Company will effect the Mandatory ADS Exchange and the listing of the Company’s Shares on Nasdaq. Once the Share Consolidation is effective and the Mandatory ADS Exchange has been completed, a Transition Period of at least three weeks will begin, during which the Company’s Shares will be listed and traded on both Nasdaq and Euronext Brussels. At the end of the Transition Period, the De-Listing of the Shares from Euronext Brussels will occur, and the Shares will be solely listed and tradeable on Nasdaq. The expected timeline is tentative, and the Board reserves the right to adjust the timeline as it deems necessary and may decide in its sole discretion not to undertake the Transaction at all.

Please see the Expected Timeline at the end of these FAQs for a more detailed expected timeline of the Transaction.

The Effects of the Transaction if Approved and Implemented

7.	What are the effects of the Share Consolidation on Shareholders?

As a result of the Share Consolidation, all outstanding Shares will be consolidated at the ratio of one new Share for ten existing Shares, and a process will be put in place so that any fractional interests resulting from such Share Consolidation would entitle the holder of such fractional interest to a cash payment in lieu thereof.

The Share Consolidation will not affect the proportionate ownership of Shareholders, subject to any fractions of new Shares being consolidated and sold, but is necessary to ensure that each ADS represents one Share, which will simplify an exchange of the ADSs for Shares upon termination of the ADS program and a Market Repositioning of the Shares to Nasdaq.

4	Frequently Asked Questions - MDxHealth (2 Oct 2023)

In principle, the Share Consolidation will be implemented automatically, without the need for Shareholders to take any action and will not affect the form of the outstanding Shares (dematerialized or registered) prior to the De-Listing.

No Belgian income tax consequences are expected to arise as a result of the Share Consolidation.

For further details on the Share Consolidation and process to deal with fractions of new Shares resulting from the Share Consolidation, please see section “Consequences of the proposed Share Consolidation” of the Special Report, which can be found on the Company’s website at mdxhealth.com/investors.

8.	What are the effects of the De-Listing on Shareholders?

During the Transition Period, Shareholders will continue to be able to trade Shares on Euronext Brussels until their Shares are repositioned from the Belgian component of the Company’s share register maintained by Euroclear Belgium in Belgium to the U.S. component of the Company’s share register that will be set up by the Company and maintained in the U.S by the transfer agent that will be appointed for such purpose in the U.S. (the “U.S. Transfer Agent”). Thereafter the Shares will no longer be listed on Euronext Brussels and Shareholders will no longer be able to trade the Shares on Euronext Brussels.

As a result of the De-Listing the Company will no longer qualify as a listed company pursuant to article 1:11 of the Belgian Companies and Associations Code, nor as a PIE pursuant to article 1:12 of the Belgian Companies and Associations Code as from the De-Listing Date and many of the rules that otherwise apply to Belgian listed companies will no longer apply to the Company.

The rights attached to the Shares will not materially change as a result of the Transaction. However, Shareholders will no longer need to vote on certain corporate governance and remuneration related matters. Furthermore, a shorter notice period will apply to convene Shareholders’ meeting and formalities to convene and attend such Shareholders’ meetings will also be different, albeit still in line with Belgian law.

The Company will be required to continue to comply will all regulatory requirements applicable to a Nasdaq listed company, including all applicable rules and regulations of the SEC.

No Belgian income tax consequences are expected to arise as a result of the De-Listing.

Holders of European Shares (as defined below) should contact their financial intermediary about possible handling fees associated with repositioning their Shares as well as costs associated with holding and trading Shares listed on Nasdaq.

For further details on the effects of the proposed De-Listing, please see section “Consequences of the proposed De-Listing” of the Special Report, which can be found on the Company’s website at mdxhealth.com/investors.

The Effects of the Transaction if Approved and Implemented on Holders of ADSs

9.	What are the effects of the Share Consolidation and De-Listing on ADS Holders?

Other than causing each ADS to represent one Share, the Share Consolidation is not expected to have any impact on ADS holders.

The De-Listing is not expected to have any direct impact on ADS holders, as the ADS program will be terminated before the De-Listing.

Prior to the termination of the ADS program, following the Share Consolidation, the Company will proceed with the Mandatory ADS Exchange pursuant to which holders of ADSs will receive the underlying new Shares in the context of the Share Consolidation, which will have a CUSIP and will be listed on Nasdaq.

5	Frequently Asked Questions - MDxHealth (2 Oct 2023)

10.	What are the effects of the Mandatory ADS Exchange on ADS Holders?

As a result of the Mandatory ADS Exchange, each of the Company’s outstanding ADSs will be canceled and exchanged for one U.S. Share (as defined below) it represents as follows:

●	ADSs held in brokerage accounts as well as ADSs in book-entry form on the books of The Bank of New York Mellon (the “Depositary”) will be automatically exchanged for U.S. Shares without holders having to take any action.

●	If there are any holders of certificated ADSs, the Exchange Agent will send such holders a letter of transmittal calling for surrender of their ADS certificate(s) in exchange for U.S. Shares.

The U.S. Shares received in exchange for ADSs will be listed on Nasdaq and the Nasdaq ADS listing will be terminated.

The Transaction is not expected to have any tax consequences for ADS holders.

The Company has arranged with the Depositary to cover on behalf of the ADS holders the $0.05 per ADS termination fee due to the Depositary under the Deposit Agreement in connection with the termination of the ADS program.

Action Items if the Transaction is Approved and Implemented

11.	What do you need to do if you hold ADSs?

On the Exchange Date (as defined below), each of the Company’s existing ADSs will be canceled and exchanged for the right to receive delivery of one new U.S. Share it represents, listed on the Nasdaq. No action is required on the part of the holders of ADSs unless such ADSs are certificated. Holders of certificated ADSs will be required to execute a letter of transmittal and deliver their ADSs to the Exchange Agent for these U.S. Shares to be delivered to them following the Exchange Date. Beginning on the Exchange Date and in advance of receipt of such letter of transmittal and delivery of the ADSs to the Exchange Agent, the Exchange Agent will hold the U.S. Shares on behalf of the previous holders of the relevant certificated ADSs.

12.	What do you need to do if you hold Shares trading on Euronext Brussels?

The sections below summarize, for information purposes, the Company’s current expectations in relation to the process to be followed by shareholders to reposition their Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq. This summary is subject to change and will be updated by the Company as and when needed and appropriate in connection with the implementation of the Transaction. As at today, no repositioning is possible.

12.1. Repositioning of Shares

Prior to the Mandatory ADS Exchange and De-Listing, the Company will create a U.S. component of its share register in the U.S. that will be maintained by the U.S. Transfer Agent. Only shares that will be reflected in the U.S. component of the Company’s share register (the “U.S. Shares”) will be capable of settling trades placed on Nasdaq, with such settlement needing to take place through DTC following the admission of the Company’s shares to trading on Nasdaq.

6	Frequently Asked Questions - MDxHealth (2 Oct 2023)

The Shares that are trading on Euronext Brussels are reflected in the Belgian component of the Company’s share register in Belgium that is maintained by Euroclear Belgium (the “European Shares”). The European Shares will remain tradable on Euronext Brussels with settlement through Euroclear until the end of the Transition Period.

In order for the European Shares to be tradable on Nasdaq, holders of European Shares will need to reposition their Shares from the Belgian component of the Company’s share register to the U.S. component of the Company’s share register so that the European Shares become U.S. Shares.

12.2. How will the U.S. Shares and European Shares be distinguished?

The European Shares and U.S. Shares will have the same ISIN number. However, the U.S. Shares will also have a DTC-eligible CUSIP number.

Holders of both U.S. Shares and European Shares will be treated equally and will be entitled to identical voting and economic rights. Hence, the U.S. Shares and the European Shares will have the same dividend entitlement and be fully fungible.

The trading currency of the U.S. Shares on Nasdaq will be USD and such U.S. Shares will be eligible to receive dividends and other distributions in USD, as opposed to the European Shares, of which the trading currency will be in EUR as long as they trade on Euronext Brussels (until the De-Listing) and be eligible to receive dividends and other distributions in EUR.

12.3. Holders of European Shares in dematerialized form will have the following options

(a) Automatic repositioning of European Shares to U.S. Shares at the initiative of the brokers

The Company expects that following the announcement of the completion of the Share Consolidation, Mandatory ADS Exchange and approval of the De-Listing by the EGM, many financial intermediaries or custodians in Europe will use their discretionary rights (under their terms of service to their clients) to automatically (at the initiative of the brokers) reposition their clients’ European Shares into U.S. Shares.

The Company also expects that in the event of such automatic repositioning, Shareholders that hold European Shares in dematerialized form with a financial intermediary or custodian will automatically receive U.S. Shares in lieu of their European Shares on their securities account, without having to open a new securities account or having to take any further action. The Company also expects that many financial intermediaries or custodians will effect the automatic repositioning either for free or for a nominal administrative fee.

Shareholders should contact their financial intermediary or custodian to enquire whether their European Shares will automatically be repositioned, without the need for their direct instruction, or not, whether they will need to open a new securities account, and whether such repositioning will be subject to costs or expenses.

(b) If there is not automatic repositioning, you may request the repositioning of your European Shares to U.S. Shares

In the event the European Shares are not automatically repositioned into U.S. Shares as described in paragraph (a), holders of European Shares may request their financial intermediary or custodian to reposition their European Shares into U.S. Shares. This request will be possible at any time after the Shares are listed on Nasdaq.

Shareholders should contact their financial intermediary or custodian to enquire the steps and timing that are required for the repositioning, and the costs and expenses associated with such repositioning.

7	Frequently Asked Questions - MDxHealth (2 Oct 2023)

The Company expects that the procedure for repositioning from European Shares into U.S. Shares should normally be completed within three trading days, but this timing cannot be guaranteed by the Company. As the Company will not be able to guarantee how long it will take to complete the repositioning or settlement process, it recommends that Shareholders allow sufficient time for such processes to be completed before trading.

(c) You may continue to hold your European Shares

Following the Transaction, European Shares will continue to be valid Shares with full voting rights, rights to future dividends and other distributions, etc., as currently enjoyed by holders of Shares. However, following the completion of the Transition Period and De-Listing, there will be no public market in Belgium on which the European Shares can be traded.

Shareholders can decide to keep their European Shares, but if they would like to sell their Shares on Nasdaq they will be required to reposition their European Shares into U.S. Shares, as described in paragraph (b) above.

If the shares are automatically repositioned into U.S. Shares as described in paragraph (a) above, Shareholders will still be able to reposition their U.S. Shares back into European Shares. Shareholders who wish to reposition their U.S. Shares into European Shares will need to contact their financial intermediary or custodian.

The Company expects that the procedure for repositioning from U.S. Shares into European Shares should normally be completed within three trading days, but this timing cannot be guaranteed by the Company. As the Company will not be able to guarantee how long it will take to complete the repositioning or settlement process, it recommends that Shareholders allow sufficient time for such processes to be completed before trading.

Shareholders should contact their financial intermediary or custodian to enquire the steps and timings that are required for the repositioning, and the costs and expenses associated with such repositioning.

(d) You may choose to sell your European Shares prior to the De-Listing.

While the Company encourages you to continue to support the Company with your participation in the capital, in the event the European Shares are not automatically repositioned into U.S. Shares, holders of European Shares (see paragraph (a) above) can still sell their European Shares on Euronext Brussels at any time during the Transition Period.

After the Transition Period, the European Shares will remain transferable, but the European Shares will not be tradable on Euronext Brussels. Holders of European Shares will, however, be able to reposition their European Shares into U.S. Shares (see paragraph (b) above).

12.4. Holders of European Shares in registered form will have the following options

Shares that are held in registered form in the Belgian component of the Company’s share register in Belgium at the time of the announcement of the completion of the Share Consolidation, Mandatory ADS Exchange and approval of the De-Listing will be European Shares. These Shares cannot be traded on (i) Euronext Brussels, unless they are converted into European Shares in dematerialized form, and then trading on Euronext Brussels is only possible during the Transition Period, or (ii) Nasdaq.

If Shareholders would like to trade these Shares on Euronext Brussels or Nasdaq, they will need to contact their financial intermediary or custodian. As relevant, the Shares concerned could be repositioned directly into U.S. Shares (for trading on Nasdaq), or converted into European Shares in dematerialized form (for trading on Euronext Brussels, whilst possible until the expiry of the Transition Period).

Shareholders should also contact their financial intermediary or custodian to enquire the steps and timings that will be required for this process, and the costs and expenses associated with this process.

8	Frequently Asked Questions - MDxHealth (2 Oct 2023)

12.5. Repositioning can be suspended

In the framework of corporate events (including Shareholders’ meetings, and in case of payments of dividends or other distributions, or broader corporate action events, as the case may be), the Company will need to be able to suspend the repositioning of shares for a period of time. In such case, the Company will inform its Shareholders about such event on its website.

As mentioned above, the Company cannot guarantee how long it will take to complete the repositioning or settlement process and recommends that Shareholders allow sufficient time for such processes to be completed before trading.

12.6 Duration of the possibility to reposition Shares

It is currently proposed that the Company will continue to support the repositioning of Shares (from European Shares into U.S. Shares, or vice versa) for the foreseeable future, and that any termination of such support will need to be announced by the Company subject to a prior notice of three months.

13.	You do not have a U.S. securities account. Do you have to open a U.S. securities account to reposition your European Shares into U.S. Shares?

In order to reposition your European Shares into U.S. Shares, you will need to be able to take delivery of your U.S. Shares. This means that you either need a U.S. securities account (operated by a DTC participant) or the ability to hold a direct registration system (“DRS”) position on the U.S. component of the share register as managed by the U.S. Transfer Agent. Please contact your financial intermediary to make the necessary arrangements to enable you to reposition your European Shares.

The Company expects that Shareholders that hold European Shares in dematerialized form with a financial intermediary or custodian will be able to reposition their European Shares into U.S. Shares without having to open a new securities account. Shareholders should contact their financial intermediary or custodian to enquire whether they will need to open a new securities account.

14.	You do not have a European securities account. Do you have to open a European securities account to reposition your U.S. Shares into European Shares?

As indicated in Question 12 above, holders of U.S. Shares will be able to reposition their U.S. Shares into European Shares.

To reposition your U.S. Shares into European Shares, you will need to be able to take delivery of your European Shares. This means that you either need a European securities account or an account with a financial institution that has an account, either directly or indirectly through one or more financial intermediaries, with Euroclear Belgium. Please contact your financial intermediary to make the necessary arrangements to enable you to reposition your European Shares.

Shareholders should note that after the Transition Period the European Shares can no longer be traded on Euronext Brussels, and that the European Shares cannot be traded on Nasdaq at any time.

16.	What are the costs associated with the repositioning of Shares?

Investors must ask their financial intermediary about possible handling fees associated with the repositioning of Shares and possible additional costs associated with holding and trading Shares listed on the Nasdaq.

The Company expects that there will be no substantial differences in brokerage fees and custody fees in relation to U.S. Shares as compared to European Shares prior to the De-Listing, but each Shareholder should enquire its financial intermediary or custodian as to the costs for repositioning Shares, trading Shares and holding Shares on a securities account.

9	Frequently Asked Questions - MDxHealth (2 Oct 2023)

17.	What, if any, are the tax consequences under Belgian law of the Transaction, including the repositioning of Shares?

The Belgian tax consequences of the Transaction, including the repositioning of European Shares, are discussed in detail in section “Taxation” of the Special Report, which can be found on the Company’s website at mdxhealth.com/investors. Shareholders are encouraged to consult their tax advisor regarding the tax treatment of their investment in European Shares before repositioning such Shares.

18.	When will the Shares be available to be sold on Nasdaq after the Transaction?

European Shares may be traded and sold on Nasdaq only after completing the procedure for repositioning. To complete such a repositioning, please see Question 12 above. Please see also the timing for the completion of a repositioning transaction.

The Company expects that the U.S. Shares to be delivered to ADS Holders as a result of the Mandatory ADS Exchange will be available to be sold on Nasdaq shortly after the effective time of the Mandatory ADS Exchange unless the ADSs are in certificated form. ADS holders will receive a notice from the Exchange Agent in advance of the Mandatory ADS Exchange. Such notice will provide the date of the Mandatory ADS Exchange (the “Exchange Date”). The Exchange Agent will cause the U.S. Shares to be delivered to the DTC participant accounts of the financial intermediaries holding ADSs on behalf of their clients on the Exchange Date. Processing times of each financial intermediary may vary, but the Company expects that most U.S. Shares automatically issued to ADS holders on the Exchange Date will be available to be sold on Nasdaq on or about such date unless such ADS are held in certificated form. Holders of certificated ADSs will need to follow the process described in question 10 above before such U.S. Shares are available to be sold on Nasdaq.

18.	Can you trade your European Shares between the date of these FAQs and the De-Listing?

Yes. European Shares will continue to trade as normal on Euronext Brussels during this period until the end of the Transition Period.

19.	Can you trade your ADSs between the date of these FAQs and the Mandatory ADS Exchange?

Yes. ADSs will continue to trade as normal on Nasdaq during this period. It is expected that trading of the ADSs on Nasdaq will cease at 4:00 pm Eastern Time on the trading day immediately preceding the Exchange Date.

Administrative matters relating to Shares

20.	Will there be any changes to the corporate or governance structure of the Company in connection with the proposed Transaction?

The corporate structure and governing company law (Belgian law) of the Company will not change as a result of the proposed Transaction. However, there will be changes to the corporate governance requirements, securities laws and company law applicable to the Company as set out in detail in section “Consequences of the proposed De-Listing” of the Special Report, which can be found on the Company’s website at mdxhealth.com/investors.

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21.	You have further questions that are not dealt with sufficiently here – where can you find further information?

The Special Report, which can be found on the Company’s website at mdxhealth.com/investors, contains additional details regarding the Transaction and the Company encourages all Shareholders to read it carefully. If you hold Shares and the Special Report does not sufficiently answer your questions, please discuss with your financial intermediary or custodian in the first instance. If you hold ADSs, you may contact the Exchange Agent at 1-800-564-6253. The Company has also established a helpline for retail investors available in multiple languages:

Retail Investor Helpline:

Europe: 0800 78 647 – English (09:00 – 17:00 CET)

0 805 98 54 87 – Français (09:00 – 17:00 CET)

0800 0234038 – Nederlands (09:00 – 17:00 CET)

United States: 844-858-7385 – English (9am – 5pm ET)

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Expected Timeline

Provided that the EGM approves the proposed Share Consolidation and De-Listing, the main dates and timelines to implement the Transaction are expected to be as follows:

Action	Date
Announcement of the contemplated De-Listing and convening of the EGM to approve the Share Consolidation and De-Listing	2 October 2023

Approval of the Share Consolidation and De-Listing by the EGM of the Company	3 November 2023

Effective date for the Share Consolidation	Anticipated to be approximately 9 trading days after the approval of the Share Consolidation and De-Listing by the EGM (or second EGM)

Termination of the ADS program and start of trading of the Shares on Nasdaq	Anticipated to be approximately 6 trading days following the effective date of the Share Consolidation

Start of the Transition Period	Anticipated to be upon start of trading of the Shares on Nasdaq

End of the Transition Period and end of trading of the Shares on Euronext Brussels	Anticipated to be approximately 3 weeks after the start of the Transition Period, but no later than Friday 29 December 2023, at 5:30 p.m. Brussels time

Provided that the EGM approves the proposed Share Consolidation and De-Listing, the Board will have the power to further amend the dates, times and periods indicated in the above timetable. If the board of directors decides to amend such dates, times or periods, it will inform the investors by a press release.

If the 50% attendance quorum is not reached at the EGM, a Second EGM, where no attendance quorum applies, will be convened to approve the proposed Share Consolidation and De-Listing. The convening of such a Second EGM will consequently entail the need for the Board to amend the timeline detailed above.

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Glossary

Glossary of Selected Terms

The following definitions apply throughout these FAQs unless the context requires otherwise:

“ADS”	means American Depositary Shares, each representing ten Shares (prior to the Share Consolidation).

“ADS Facility”	means the deposit agreement between the Company and the Depositary.

“Mandatory ADS Exchange”	means a mandatory exchange under the Company’s ADS facility as a result of which ADS holders will receive Shares in exchange for their ADSs.

“ADS holder”	means a holder of ADSs.

“Board”	means the Board of Directors of the Company.

“Company”	means MDxHealth SA.

“De-Listing”	means the proposed de-listing of the Shares from listing and trading on the regulated market of Euronext Brussels.

“Depositary”	means The Bank of New York Mellon.

“DTC”	means The Depository Trust Company.

“EGM”	means an extraordinary general shareholders’ meeting of the Company to be held on 3 November 2023.

“Euroclear Belgium”	means Euroclear Bank S.A./N.V., an international CSD based in Belgium and part of the Euroclear Group (or any successor or assignee of it in such capacity from time to time).

“Euronext Brussels”	means the regulated market of Euronext Brussels.

“European Shares”	means Shares reflected in the Belgian component of the Company’s share register.

“Exchange Agent”	means the Bank of New York Mellon, the Depositary of the Company’s ADSs, or another party appointed by the Company to serve as exchange agent for purposes of the Mandatory ADS Exchange.

“Exchange Date”	means the date of the Mandatory ADS Exchange.

“FAQs”	means these Frequently Asked Questions, dated 2 October, 2023.

“FSMA”	means the Belgian Financial Services and Markets Authority.

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“U.S. IPO”	means the Company’s 2021 initial public offering of ADSs in the U.S.

“ISIN”	means the International Securities Identification Number.

“Market Repositioning”	means the repositioning of the Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq, which shall be subject to certain formalities.

“Nasdaq”	means the Nasdaq Stock Market.

“PIE”	means public-interest entity.

“SEC”	means the U.S. Securities and Exchange Commission.

“Second EGM”	means the means an extraordinary general shareholders’ meeting of the Company to be held on 23 November 2023, if needed.

“Share” or “Ordinary Share”	means any outstanding share of the Company, representing the Company’s share capital from time to time.

“Share Consolidation”	means the proposed share consolidation of the outstanding Shares by means of a 1-for-10 reverse stock split.

“Shareholder”	means a holder of Shares.

“Sole Listing”	means proposed transition from a dual listing of the Company’s ADSs on Nasdaq and Ordinary Shares on Euronext Brussels to a sole listing of Ordinary Shares on Nasdaq.

“Special Report”	means the special report regarding the proposed share consolidation and de-listing of shares from the regulated market of Euronext Brussels.

“Transaction”	means the Share Consolidation, the De-Listing and the Mandatory ADS Exchange, together.

“Transition Period”	means the period as from the approval of the De-Listing until the last day of trading of the Shares on Euronext Brussels.

“U.S.”	means the United States.

“U.S. Transfer Agent”	means the transfer agent that will be appointed to maintain the Company’s share register in the U.S.

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